Exhibit 99.1

Sky Selects NICE to Enhance Customer Experience and
Operational Efficiency

Sky will use a joint NICE-Silver Lining workforce optimization solution to more effectively manage its multi-site, multi-skill, contact center environment

RA’ANANA, ISRAEL, July 24, 2013, NICE Systems (NASDAQ: NICE) today announced that it has been selected by Sky (BSkyB) to further enhance customer experience and improve operational efficiency. Sky will utilize a joint NICE-Silver Lining workforce optimization (WFO) solution to more effectively manage its multi-skilled workforce in order to provide outstanding customer service, drive optimal business results, and reduce costs.

“Sky is making significant investments in workforce optimization technologies to further improve our great customer service and which will deliver a compelling return on investment,” said Andy Webster; Head of Contact Design and Service Delivery at Sky. “We are confident that the combined offering from NICE and Silver Lining Solutions will help us extend our leadership in customer service.”

Sky is among the leading UK home entertainment and communications companies and runs one of the largest contact center operations in the UK. The offering will provide the most complete visibility into actual agent activity and skill gaps for over 7,500 customer-facing employees. Using this performance data, the company can create, manage, and enhance tailored training plans at scale. It can also ensure that agents are able to quickly and easily access information needed during real-time customer interactions.

The solution comprises the following innovative technologies:
•	NICE IEX Workforce Management helps to forecast staffing needs, schedule agents, and effectively manage daily changes in Sky’s complex multi-site, multi-skilled call center environment;
•	NICE Real-Time Activity Monitoring provides visibility into employee desktop activities, identifying process inefficiencies as well as best practices for improving productivity.
•	Silver Lining Solutions’ Optimizer highlights skill gaps at an individual level, allowing Sky to create personalized training plans for each employee;
•	Silver Lining Solutions’ Planner enables the automatic scheduling and management of these training plans for individual employees based on performance.

“We are pleased to play an important role in helping Sky achieve its business goals,” said Benny Einhorn, President EMEA and Chief Marketing Officer at NICE. “While Sky has a rich and diverse product set, we were able to offer them a unified WFM and skills management strategic solution. The adoption of our solution by a major UK communications company strongly supports the value of our offering in providing scalable, multi-channel workforce optimization capabilities.”

About BSkyB
Sky operates the most comprehensive multi-channel, multi-platform television service in the UK and Ireland. Over 10.3 million households across the UK and Ireland enjoy an unprecedented choice of movies, news, entertainment, arts and sports channels. www.sky.com

About Silver Lining Solutions
Silver Lining Solutions is a leader in performance optimization. Leading companies around the world use Silver Lining’s unique solutions to transform the customer experience and achieve step change improvements in sales performance, customer experience and operational efficiencies. Operating since 2001, the company is headquartered in Birmingham, UK, with offices in Asia Pacific and the United States. In 2009, Silver Lining Solutions received the prestigious award for 'Best Product' at the Call Centre & Customer Management Expo. www.silverliningsolutions.co.uk

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.